UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Andrés Conesa Labastida
Chief Executive Officer
Grupo Aeromexico, S.A.B. de C.V.
Avenida Paseo de la Reforma 243, 25th Floor
Col. Renacimiento, Cuauhtémoc 06500
Mexico City
United Mexican States

Re: Grupo Aeromexico, S.A.B. de C.V.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted December 21, 2023
CIK 0001561861

Dear Andrés Conesa Labastida:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Risk Factors
Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, page 39

1. We note that your fleet consists of a number of Boeing 737-9 Max aircraft. We also note that beginning on January 6, 2024, the Federal Aviation Administration (FAA) grounded 737-9 Max aircraft operated by U.S. airlines or in U.S territory and is conducting an investigation concerning an in-service incident on a Boeing Model 737-9 MAX aircraft. We note that you announced that your Boeing 737 MAX-9 aircraft will remain on the ground until the FAA and the manufacturer define the necessary inspections for their return to service. Please update your draft registration statement to include discussion regarding the grounding of your Boeing 737 MAX-9 aircraft, the risks that the grounding

may impose on your business, and any mitigation efforts you may be taking to lessen these risks.

Aircraft lease agreements, page 169

2. As of September 30, 2023, you disclose that 138 of your aircraft were subject to lease agreements with more than 20 different lessors, and four of these lessors leasing a "representative" percentage of your aircraft. You also disclose that 10 of your aircraft were subject to financing agreements with the Export-Import Bank of the United States. Please file all material aircraft lease agreements or financing agreements as exhibits, or provide your analysis why you are not required to file. See Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

Compensation for Board Members and Officers and Share Option Plan for Executives, page 208

3. Please update your executive compensation disclosure to reflect the fiscal year ended December 31, 2023. For guidance, refer to Item 6.B of Form 20-F.

Please contact Yolanda Guobadia at 202-551-3562 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John Vetterli, Esq.